UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

East Texas Financial Services, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

275572105 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Check the following box if a fee is being paid with statement ☐. (A fee is not required if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 275572105	13G	Page 2 of 4 Pages

1.	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of above persons (entities only). Arnhold and S. Bleichroeder Advisers, LLC.

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 114,750 6. Shared Voting Power 0 7. Sole Dispositive Power 114,750 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 114,750

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 9.79%

12.	Type of Reporting Person (See Instructions) IA

Last Update: 11/05/2002

CUSIP No. 275572105	13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer: East Texas Financial Services, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:

1200 South Beckham Tyler, TX 75701

Item 2(a)	Name of Person Filing: Arnhold and S. Bleichroeder Advisers, LLC

Item 2(b)	Address of Principal Business Office:

1345 Ave of Americas New York, NY 10105

Item 2(c)	Citizenship: Delaware, USA (Place of Organization)

2(d)	Title of Class of Securities: Common Stock

2(e)	CUSIP Number: 275572105

Item 3	This statement is being filed pursuant to Rule 13d-1(b). The person filing is an:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☒ An Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

CUSIP No. 275572105	13G	Page 4 of 4 Pages

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4	Ownership:

	(a)	Amount beneficially owned:

114,750

	(b)	Percent of Class:

9.79%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 114,750

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of: 114,750

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class: N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Arnhold and S. Bleichroeder Adviser, LLC.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2003

ARNHOLD AND S. BLEICHROEDER ADVISERS, LLC

By:	/s/ Robert Bruno

Robert Bruno Senior Vice President, Compliance